Exhibit 5.2

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the incorporation by reference in this Registration Statement on Form F-10 of our reports dated February 11, 2009 relating to the financial statements of Nexen Inc. (which report on the financial statements expresses an unqualified opinion on the financial statements and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Difference referring to changes in accounting principles that have a material effect on the comparability of the financial statements) and the effectiveness of the Nexen Inc.’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Nexen Inc. for the year ended December 31, 2008.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Calgary, Canada

May 28, 2009